Exhibit 99-1

Directors

Directors Whose Terms Expire In 2001

Sara J. Burns  (45)  President of Central Maine Power Company ("the Company"), Augusta, ME. Ms. Burns was Chief Operating Officer, Distribution Services of the Company from May 1997 to September 1998 and held various non-executive positions with the company prior to May 1997. Director since September 1998.(1)

Michael I. German  (50)  Senior Vice President of Energy East Corporation, Albany, NY. President and Chief Executive Officer of The Energy Network, Inc., Binghamton, NY. Mr. German has held the following positions with New York State Electric & Gas Corporation: President and Chief Operating Officer from April 1999 to October 2000, Executive Vice President and Chief Operating Officer from April 1998 to April 1999, Executive Vice President from May 1997 to April 1998 and Senior Vice President - Gas Business Unit prior to May 1997. Director since September 2000.(1)

Kenneth M. Jasinski  (52)  Executive Vice President, General Counsel and Secretary of Energy East Corporation, Albany, NY. Mr. Jasinski was Executive Vice President and General Counsel of Energy East Corporation from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East Corporation from April 1998 to April 1999, Executive Vice President of New York State Electric & Gas Corporation from April 1998 to April 1999 and a partner of Huber Lawrence & Abell, attorneys at law, prior to April 1998. Director since September 2000.(1)

Wesley W. von Schack  (56)  Chairman, President and Chief Executive Officer of Energy East Corporation, Albany, NY. Chairman of the Board of New York State Electric & Gas Corporation, Ithaca, NY. Director of: Energy East Corporation, Albany, NY; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; RTI International Metals, Inc., Niles, OH; and AEGIS Insurance Services, Inc., Jersey City, NJ. Mr. von Schack was Chairman, President and Chief Executive Officer of DQE, Inc. and Duquesne Light Company prior to August 1996. Director since September 2000.(1)

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(1)      None of the directors receive compensation for serving as directors of the Company because they are officers of Energy East Corporation or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The Company believes that during 2000 all filing requirements under Section 16 (a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Ms. Burns and the next highest compensated executive officers of the Company and for certain individuals who are no longer employed by the Company, but whose compensation for 2000 was among the highest compensated employees. The following also sets forth certain information relating to benefits and to change in control arrangements for the Company's executive officers.
Summary Compensation Table
Long-Term Compensation
Name and Principal Position	Year	Annual Compensation Salary Bonus		Awards Restricted Stock Options/ Award(s) SARS (#)		Payout Long-Term Incentive Plan(1)	All Other Compensation(2)

Sara J. Burns President	2000 1999 1998	$256,000 212,714 175,000	$93,600 63,815 28,239	0 84,852 12,727	0 16,275 14,711	$418,576 143,683 0	$280,475 6,400 3,063

Raymond W. Hepper (3) General Counsel	2000 1999 1998	185,000 166,435 144,727	61,667 41,609 21,625	0 55,478 9,611	0 10,612 10,138	279,955 110,691 0	623,813 5,832 4,342

Michael R. Cutter (3) Vice President	2000 1999 1998	152,149 145,600 140,000	60,569 43,680 16,735	0 57,884 22,649	0 11,140 11,769	305,523 126,098 0	571,613 5,728 3,025

Curtis I. Call Treasurer	2000 1999 1998	128,800 123,767 112,515	42,933 30,942 9,527	0 40,991 12,904	0 7,891 7,882	210,876 89,551 0	188,585 4,951 3,376

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(1)      Pursuant to the Long-Term Incentive Plan, participants, including executive officers of the Company, were granted a certain number of performance shares depending upon their position. An award of Common Stock of CMP Group, Inc., the parent company, equal to the number of performance shares granted were made to a participant at the end of a three-year performance cycle based on the Company's ranking with respect to its three-year average total stockholder return as measured by the Company's ranking compared to other electric utilities represented in the EEI Index. All outstanding performance shares granted to participants vested at the maximum performance level of 150% on completion of the merger of CMP Group, Inc. and Energy East Corporation. A cash payment equal to $29.50 for each performance share outstanding was made to participants in the Plan on completion of the merger and the Plan terminated at that time. There were no performance shares granted to participants in 2000.

(2)      In 2000, the Company contributed for Ms. Burns, Messrs. Hepper, Cutter, and Call $6,800, $6,175, $6,011, and $5,152, respectively, under the Tax Deferred Savings Plan. The Company made cash payments to Ms. Burns, Messrs. Hepper, Cutter, and Call of $156,675, $113,841, $161,070, and $119,033, respectively, under the Company's Annual Restricted Award Plan. The Plan terminated on completion of the merger of CMP Group, Inc. and Energy East Corporation. The company also made a cash payment of $117,000 to Ms. Burns, $92,500 to Mr. Hepper, $75,512 to Mr. Cutter, and $64,400 to Mr. Call under an employee retention program established by the Company for the retention of employees in connection with the completion of the merger of CMP Group, Inc. and Energy East Corporation. Messrs. Hepper and Cutter received payments of $411,297 and $329,020, respectively, pertaining to an agreement they each had with the Company regarding their termination of employment with the company.

(3)      As of December 31, 2000, Mr. Hepper no longer served as an executive officer of the Company, and as of December 1, 2000, Mr. Cutter no longer served as an executive officer of the Company. Messrs. Hepper and Cutter are included in this section in accordance with the rules of the Securities and Exchange Commission.
Aggregated Option/SAR Exercises in Last Fiscal Year (2000) and Fiscal Year-end Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)
Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable

Sara J. Burns	30,986	$362,482	0	0
Raymond W. Hepper	20,750	242,976	0	0
Michael R. Cutter	20,909	244,470	0	0
Curtis I. Call	7,891	89,267	0	0

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End
Name	Exercisable	Unexercisable

Sara J. Burns	$0	$0
Raymond W. Hepper	0	0
Michael R. Cutter	0	0
Curtis I. Call	0	0

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(1)      The "Value Realized" is equal to the difference between the Option exercise price and the price of $29.50 for a share of CMP Group, Inc. Common Stock in accordance with the merger agreement between CMP Group, Inc. and Energy East Corporation.

Pension Plan

     The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 65, in specified compensation and years of service classifications, pursuant to the Retirement Income Plan for Non-Union Employees as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits.

Average Annual Salary*	Years of Service 15 20 25 30 35

$400,000	$37,269	$49,693	$62,116	$74,539	$77,362
375,000	37,269	49,693	62,116	74,539	77,362
350,000	37,269	49,693	62,116	74,539	77,362
325,000	37,269	49,693	62,116	74,539	77,362
300,000	37,269	49,693	62,116	74,539	77,362
275,000	37,269	49,693	62,116	74,539	77,362
250,000	37,269	49,693	62,116	74,539	77,362
225,000	37,269	49,693	62,116	74,539	77,362
200,000	37,269	49,693	62,116	74,539	77,362
175,000	37,269	49,693	62,116	74,539	77,362
150,000	34,719	46,293	57,866	69,439	72,012
125,000	28,344	37,793	47,241	56,689	58,637

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* Average of the salaries (not including amounts listed under "Bonus", "Restricted Stock Awards", "Long-Term Compensation Awards", and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years of employment service preceding retirement.

     The Retirement Income Plan for Non-Union Employees provides retirement benefits for full-time non-union employees, including executive officers of the Company, based on length of service and the average annual salary for the five highest paid consecutive years of employment service preceding retirement. Federal tax law limits the amount of compensation to $175,000 that can be taken into account in determining retirement benefits under the Retirement Income Plan for Non-Union Employees. Retirement benefits under the Retirement Income Plan for Non-Union Employees are computed on an actuarial basis and are payable as a single life annuity.

     Ms. Burns and Mr. Call have 13 and 14 credited years of service, respectively, under the Retirement Income Plan for Non-Union Employees.

Employment, Change In Control and Other Arrangements

     The Company has entered into an employment agreement with Ms. Burns for a term of three years beginning on September 1, 2000, which is automatically extended each month unless either the company, Energy East Corporation, or Ms. Burns gives written notice that the agreement will not be extended. Ms. Burn's agreement provides for her employment as President of the Company at a base salary of $300,000, and for her eligibility for participation in all of the Company's incentive compensation, fringe benefit and employee benefit plans on the same basis as other executives and key management employees. The agreement provides that, if Ms. Burn's employment is terminated by the Company other than for cause or disability or by her for good reason, she will receive (i) payments of base salary at the rate in effect at the time of termination for the remainder of the term of the employment agreement, (ii) incentive compensation for the remainder of the term of the employment agreement, calculated on the basis of the value of short-term incentive compensation paid to her in the most recently completed fiscal year and the value of any long-term incentive compensation awards determined on the projected target value of the awards,(iii) continuation of all employee welfare benefits for the remainder of the term of the employment agreement, (iv) outplacement services costing up to $10,000, and (v) a lump sum payment equal to the value of the fringe benefits that she would have received through the term of the employment agreement and any unreimbursed expenses. In the event that any payments made under the agreement would subject Ms. Burns to federal excise tax or interest or penalties with respect to such federal excise tax, she will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     The Company has entered into an employment agreement with Mr. Call that provides for severance benefits in the event that his employment is terminated by the Company other than for cause or disability or by him for good reason. Mr. Call's agreement provides for his employment as treasurer of the Company. The agreement is automatically extended for successive one-year periods unless either the Company or Mr. Call gives written notice that the agreement will not be extended. Mr. Call is entitled to receive an amount equal to one times his then annual base salary, plus continuation of medical and other benefits under the company's group benefit plans and limited outplacement services. He is also entitled to receive an amount equal to one times his then annual base salary as compensation for his agreement not to compete, subject to forfeiture if he competes during the twelve month period immediately following termination of employment. In the event that any payments made under the agreement would subject Mr. Call to federal excise tax or interest or penalties with respect to such federal excise tax, total severance payments will be reduced to a level where the tax will be eliminated.

Security Ownership of Management

     The following table indicates the number of shares of equity securities of Energy East Corporation, and Energy East Corporation Common Stock equivalent units beneficially owned as of March 1, 2001, by each director, each of the executive officers named in the Summary Compensation Table included elsewhere herein, and by the 5 current directors and executive officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units (2)	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class

Sara J. Burns	14,555	-	14,555	(5)
Curtis I. Call	6,784	-	6,784	(5)
Michael R. Cutter (3)	34	-	34	(5)
Michael I. German	360,303	20,697	381,000	(5)
Raymond W. Hepper (4)	-	-	-	(5)
Kenneth M. Jasinski	304,399	15,747	320,146	(5)
Wesley W. von Schack	733,071	37,900	770,971	(5)
5 current directors and executive officers as a group	1,419,112	74,344	1,493,456	(5)

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(1)      Includes shares of Energy East Corporation Common Stock that may be acquired through the exercise of stock options that are exercisable currently. The number of shares that may be acquired, and by whom, are as follows: Ms. Burns, 13,333; Mr. Call, 6,666; Mr. German, 334,250; Mr. Jasinski, 299,999; Mr. von Schack, 699,999; and all executive officers as a group, 1,354,247.
(2)      Includes Energy East Corporation Common Stock equivalent units granted under the Long-Term Executive Incentive Share Plan.
(3)      Mr. Cutter's stock ownership is reported as of December 1, 2000, the effective date of his termination of employment with the Company.
(4)      Mr. Hepper's stock ownership is reported as of December 31, 2000, the effective date of his termination of employment with the Company.
(5)      Less than 1.5% of the outstanding Common Stock of Energy East Corporation.